UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

John B. Sanfilippo & Son, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

800422 10 7

(CUSIP Number)

Jerry J. Burgdoerfer, Esq.

Jenner & Block LLP, 353 N. Clark Street,

Chicago, IL 60654

312-923-2820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800422 10 7

(1)	Names of reporting persons Jasper B. Sanfilippo
(2)

Check the appropriate box if a member of a group*

(a)  ☒**        (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* PF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)

Sole voting power

162,916

(Represents (a) 130,436 shares of Class A Stock held by Mr. Sanfilippo as Trustee of certain trusts, the beneficiaries of which are certain of Mr. Sanfilippo’s children; (b) 22,480 shares of Class A Stock held directly by Mr. Sanfilippo; (c) 3,000 shares of Common Stock held directly by Mr. Sanfilippo and (d) 7,000 restricted stock units that are convertible into 7,000 shares of Common Stock on or within 60 days of April 26, 2012.)

	(8)	Shared voting power 0
	(9)	Sole dispositive power 162,916
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 162,916
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 2.0% (4.5% of combined voting power) (1)
(14)	Type of reporting person* IN

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons Marian R. Sanfilippo
(2)

Check the appropriate box if a member of a group*

(a)  ☒**         (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* PF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 8,152 (Includes 8,152 shares of Class A Stock held directly by Mrs. Sanfilippo.)
	(8)	Shared voting power 181,707 (181,707 shares of Class A Stock held by Mrs. Sanfilippo as Co-trustee of four trusts, the beneficiaries of which are certain of Mrs. Sanfilippo’s children.)
	(9)	Sole dispositive power 8,152
	(10)	Shared dispositive power 181,707
(11)	Aggregate amount beneficially owned by each reporting person 189,859
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 2.3% (5.6% of combined voting power) (1)
(14)	Type of reporting person* IN

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons Jeffrey T. Sanfilippo
(2)

Check the appropriate box if a member of a group*

(a)  ☒**         (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* PF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)

Sole voting power

27,500

(Represents (a) 10,000 shares of Class A Stock held directly by Mr. Sanfilippo; (b) 3,000 shares of Common Stock held directly by Mr. Sanfilippo; (c) 11,000 restricted stock units that are convertible into 11,000 shares of Common Stock on or within 60 days of April 26, 2012 and (d) options to purchase 3,500 shares of Common Stock on or within 60 days of April 26, 2012.)

(8)

Shared voting power

62,876

(Represents (a) 18,832 shares of Common Stock held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997 and (b) 44,044 shares of Class A Stock held by Mr. Sanfilippo as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006.)

	(9)	Sole dispositive power 27,500
	(10)	Shared dispositive power 62,876
(11)	Aggregate amount beneficially owned by each reporting person 90,376
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 1.1% (1.7% of combined voting power) (1)
(14)	Type of reporting person* IN

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons Jasper B. Sanfilippo, Jr.
(2)

Check the appropriate box if a member of a group*

(a)  ☒**         (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* PF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)

Sole voting power

17,500

(Represents (a) 3,000 shares of Common Stock held directly by Mr. Sanfilippo; (b) 11,000 restricted stock units that are convertible into 11,000 shares of Common Stock on or within 60 days of April 26, 2012 and (c) options to purchase 3,500 shares of Common Stock on or within 60 days of April 26, 2012.)

(8)

Shared voting power

1,434,806

(Represents (a) 49,575 shares of Class A Stock held by Mr. Sanfilippo as Co-trustee of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 and (b) 1,385,231 shares of Class A Stock held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999.)

	(9)	Sole dispositive power 17,500
	(10)	Shared dispositive power 1,434,806
(11)	Aggregate amount beneficially owned by each reporting person 1,452,306
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 15.2% (42.1% of combined voting power) (1)
(14)	Type of reporting person* IN

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons John E. Sanfilippo
(2)

Check the appropriate box if a member of a group*

(a)  ☒**        (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* PF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 28,152 (Represents 28,152 shares of Class A Stock held directly by Mr. Sanfilippo.)
(8)

Shared voting power

62,876

(Represents (a) 18,832 shares of Common Stock held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997 and (b) 44,044 shares of Class A Stock held by Mr. Sanfilippo as Co-trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006.)

	(9)	Sole dispositive power 28,152
	(10)	Shared dispositive power 62,876
(11)	Aggregate amount beneficially owned by each reporting person 91,028
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 1.1% (2.2% of combined voting power) (1)
(14)	Type of reporting person* IN

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons James J. Sanfilippo
(2)

Check the appropriate box if a member of a group*

(a)  ☒**        (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* Not Applicable.
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,338 (Represents 2,338 shares of Class A Stock held directly by Mr. Sanfilippo.)
(8)

Shared voting power

1,385,231

(Represents 1,385,231 shares of Class A Stock held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999.)

	(9)	Sole dispositive power 2,338
	(10)	Shared dispositive power 1,385,231
(11)	Aggregate amount beneficially owned by each reporting person 1,387,569
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 14.6% (40.7% of combined voting power) (1)
(14)	Type of reporting person* IN

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No.800422 10 7

(1)	Names of reporting persons Lisa A. Sanfilippo
(2)

Check the appropriate box if a member of a group*

(a)  ☒**        (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* Not Applicable.
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,500 (Represents options to purchase 2,500 shares of Common Stock on or within 60 days of April 26, 2012.)
	(8)	Shared voting power 44,044 (Represents 44,044 shares of Class A Stock held by Ms. Sanfilippo as Co-trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006.)
	(9)	Sole dispositive power 2,500
	(10)	Shared dispositive power 44,044
(11)	Aggregate amount beneficially owned by each reporting person 46,544
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0.6% (1.3% of combined voting power) (1)
(14)	Type of reporting person* IN

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999
(2)

Check the appropriate box if a member of a group*

(a)  ☒**        (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* Not Applicable.
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,385,231 (Represents 1,385,231 shares of Class A Stock.)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,385,231
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,385,231
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 14.6% (40.6% of combined voting power) (1)
(14)	Type of reporting person* OO

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991
(2)

Check the appropriate box if a member of a group*

(a)  ☒**        (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* Not Applicable.
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 32,609 (Represents 32,609 shares of Class A Stock.)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 32,609
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 32,609
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0.4% (1.0% of combined voting power) (1)
(14)	Type of reporting person* OO

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons Lisa Ann Sanfilippo Trust, dated October 4, 1991
(2)

Check the appropriate box if a member of a group*

(a)  ☒**        (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* Not Applicable.
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 32,609 (Represents 32,609 shares of Class A Stock.)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 32,609
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 32,609
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0.4% (1.0% of combined voting power) (1)
(14)	Type of reporting person* OO

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons Jeffrey T. Sanfilippo Trust, dated October 4, 1991
(2)

Check the appropriate box if a member of a group*

(a)  ☒**        (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* Not Applicable.
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 32,609 (Represents 32,609 shares of Class A Stock.)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 32,609
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 32,609
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0.4% (1.0% of combined voting power) (1)
(14)	Type of reporting person* OO

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons John E. Sanfilippo Trust, dated October 2, 1991
(2)

Check the appropriate box if a member of a group*

(a)  ☒**        (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* Not Applicable.
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 32,609 (Represents 32,609 shares of Class A Stock.)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 32,609
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 32,609
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0.4% (1.0% of combined voting power) (1)
(14)	Type of reporting person* OO

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006
(2)

Check the appropriate box if a member of a group*

(a)  ☒**        (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* Not Applicable.
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 44,044 (Represents 44,044 shares of Class A Stock.)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 44,044
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 44,044
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares * ☐
(13)	Percent of class represented by amount in Row (11) 0.5% (1.3% of combined voting power) (1)
(14)	Type of reporting person* OO

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006
(2)

Check the appropriate box if a member of a group*

(a)  ☒**        (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* PF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 49,575 (Represents 49,575 shares of Class A Stock.)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 49,575
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 49,575
(12)	Check if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0.6% (1.5% of combined voting power) (1)
(14)	Type of reporting person* OO

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons John E. Sanfilippo Irrevocable Trust, dated October 6, 2006
(2)

Check the appropriate box if a member of a group*

(a)  ☒**        (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* Not Applicable.
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 44,044 (Represents 44,044 shares of Class A Stock.)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 44,044
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 44,044
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0.5% (1.3% of combined voting power) (1)
(14)	Type of reporting person* OO

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons Lisa A. Evon Irrevocable Trust, dated October 6, 2006
(2)

Check Box the appropriate box if a member of a group*

(a)  ☒**        (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* Not Applicable.
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 44,044 (Represents 44,044 shares of Class A Stock.)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 44,044
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 44,044
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0.5% (1.3% of combined voting power) (1)
(14)	Type of reporting person* OO

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

(1)	Names of reporting persons Sanfilippo Family Education Trust, dated October 17, 1997
(2)

Check the appropriate box if a member of a group*

(a)  ☒**        (b)  ☐

**     The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock, which in the aggregate represents 52.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds* Not Applicable.
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 18,832 (Represents 18,832 shares of Common Stock.)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 18,832
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 18,832
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0.2% (0.1% of combined voting power) (1)
(14)	Type of reporting person* OO

(1)	Based upon 8,108,680 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of February 1, 2012, as reported in John B. Sanfilippo & Son, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2011. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

Introductory Statement

This amendment to Schedule 13D (“Schedule 13D/A” or “Amendment No. 4”) is being filed jointly by the stockholders listed in Item 2 below, and such stockholders are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the Schedule 13D filed with the United States Securities and Exchange Commission on behalf of the Reporting Persons named therein on June 21, 2004, as amended by Amendments No. 1, No. 2 and No. 3 (the “Previous 13D”), and thus they are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Schedule 13D/A, each Reporting Person disclaims beneficial ownership of the Common Stock, par value $.01 per share (“Common Stock”), and the Class A Common Stock, par value $.01 per share (“Class A Stock”), of John B. Sanfilippo & Son, Inc. (“JBSS” or the “Company”) beneficially owned by any other Reporting Person.

This joint filing shall serve as an amendment to the Previous 13D. This Amendment No. 4 to the Previous 13D is intended to amend and restate the information contained therein.

The Reporting Persons listed in Item 2 below are filing this Schedule 13D/A to: (i) reflect a new contract described in Item 3 that was entered into by and among certain of the Reporting Persons on February 6, 2012; (ii) reflect two Reporting Persons no longer being members of the group and (iii) make other updates to the Previous 13D.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the Common Stock of John B. Sanfilippo & Son, Inc., a Delaware corporation, with its principal executive offices at 1703 North Randall Road, Elgin, Illinois 60123-7820. Each Reporting Person (with the exception of the Sanfilippo Family Education Trust, dated October 17, 1997) is the beneficial owner of shares of Class A Stock, which are convertible into shares of Common Stock.

Item 2. Identity and Background.

This Schedule 13D/A is being filed jointly by the individual stockholders set forth below:

Stockholder / Address	Occupation / Employment / Business Address
Jasper B. Sanfilippo Individually and as Trustee of four trusts, the beneficiaries of which are certain of Mr. Sanfilippo’s children 1703 North Randall Road Elgin, Illinois 60123-7820	Member of the Board of Directors of the Company 1703 North Randall Road Elgin, Illinois 60123-7820

Marian R. Sanfilippo Individually and as Co-trustee of four trusts, the beneficiaries of which are certain of Mrs. Sanfilippo’s children 1703 North Randall Road Elgin, Illinois 60123-7820	None

Stockholder / Address	Occupation / Employment / Business Address

Jeffrey T. Sanfilippo

Individually, as Co-trustee of the Sanfilippo Family Education   Trust, dated October 17, 1997 and as Co-trustee of the Jeffrey T.   Sanfilippo Irrevocable Trust, dated October 6, 2006

1703 North Randall Road

Elgin, Illinois 60123-7820

Chairman of the Board of Directors and Chief Executive Officer of the Company 1703 North Randall Road Elgin, Illinois 60123-7820

Jasper B. Sanfilippo, Jr.

Individually, as Co-trustee of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 and as Co-trustee of the

  Sanfilippo Family 1999 Generation-Skipping Trust Agreement,

  dated December 31, 1999

1703 North Randall Road

Elgin, Illinois 60123-7820

Director and Chief Operating Officer, President and Assistant Secretary of the Company 1703 North Randall Road Elgin, Illinois 60123-7820

John E. Sanfilippo

Individually, as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997 and as Co-trustee of the John E.   Sanfilippo Irrevocable Trust, dated October 6, 2006

1703 North Randall Road

Elgin, Illinois 60123-7820

Group President of Corporate Engineering, Clear Lam Packaging, Inc. 1950 Pratt Boulevard Elk Grove Village, Illinois 60007

James J. Sanfilippo Individually and as Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999 1703 North Randall Road Elgin, Illinois 60123-7820	President and Chief Executive Officer, Clear Lam Packaging, Inc. 1950 Pratt Boulevard Elk Grove Village, Illinois 60007

Lisa A. Sanfilippo Individually and as Co-trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Director of Business Development of the Company 1703 North Randall Road Elgin, Illinois 60123-7820

Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Lisa Ann Sanfilippo Trust, dated October 4, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Stockholder / Address	Occupation / Employment / Business Address
Jeffrey T. Sanfilippo Trust, dated October 4, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

John E. Sanfilippo Trust, dated October 2, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

John E. Sanfilippo Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Lisa A. Evon Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Sanfilippo Family Education Trust, dated October 17, 1997 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Each Reporting Person above that is a natural person is a citizen of the United States. Each Reporting Person above that is a trust is organized under the laws of the United States and is organized for investment purposes. During the last five years, no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The new contract reported in this Amendment No. 4 involves the (i) sale of Common Stock by certain of the Reporting Persons and (ii) sale of Class A Stock by James J. Sanfilippo and the purchase of the same by certain of the Reporting Persons.

On February 6, 2012, Jasper B. Sanfilippo, Marian R. Sanfilippo, John E. Sanfilippo, Jeffrey T. Sanfilippo and the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 (the “Selling Shareholders”), entered into a Class A Sale Agreement (the “Class A Agreement”) with James J. Sanfilippo. Pursuant to the Class A Agreement, the Selling Shareholders sold, collectively, 74,315 shares of the Company’s Common Stock in open market transactions, and at the conclusion of such open market transactions and after settlement of funds, purchased, from James J. Sanfilippo, an equal number of shares of Class A Stock. The Selling Shareholders paid $11.14 per share (for a total of $827,869.10) for the Class A Stock to James J. Sanfilippo. $11.14 was the highest per-share price received by any of the Selling Shareholders from their open market sales of Common Stock. After the conclusion of the sales mentioned in this Item 3, the Selling Shareholders own the same number of total shares of Common Stock and Class A Stock combined as before the transaction.

As part of the transaction described in this Item 3, two Reporting Persons are no longer part of the group. Specifically, the James J. Sanfilippo Trust, dated September 26, 1991 and the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006, were dissolved and the 76,653 shares of Class A Stock contained in the trusts were distributed to James J. Sanfilippo individually. Of the 76,653 shares of Class A Stock, 74,315 were sold to the Selling Shareholders. As a result, all of James J. Sanfilippo’s shares of Class A Stock are owned by either James J. Sanfilippo or the Selling Shareholders and thus the total number of shares of Class A Stock owned by the Reporting Persons did not change as a result of this transaction.

Item 4. Purpose of Transaction.

As described in Item 3, the Selling Shareholders sold in open market transactions 74,315 shares of the Company’s Common Stock and purchased an equal number of shares of the Company’s Class A Stock from James J. Sanfilippo. James J. Sanfilippo’s purpose in selling such Class A Stock to the Selling Shareholders was for funding requirements and distributions James J. Sanfilippo is planning to make or has made during 2012. The Selling Shareholders sold the Company’s Common Stock for the purpose of purchasing the Class A Stock and are purchasing such Class A Stock for investment purposes.

Except for such actions as may be taken by the Reporting Persons in their capacity as members of the Board of Directors of JBSS or as members of management of JBSS, none of the Reporting Persons have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of JBSS, or the disposition of securities of JBSS;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving JBSS or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of JBSS or any of its subsidiaries;

(d)	Any change in the present board of directors or management of JBSS, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of JBSS;

(f)	Any other material change in JBSS’s business or corporate structure;

(g)	Changes in JBSS’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of JBSS by any person;

(h)	Causing a class of securities of JBSS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of JBSS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

The possible activities of any of the Reporting Persons are subject to change at any time.

Item 5. Interest in Securities of the Issuer.

(a)—(b) The Reporting Persons, as members of a group, are deemed to beneficially own an aggregate of 1,768,496 shares of Class A Stock and 66,332 shares of Common Stock. This represents 68.0% of the total outstanding shares of Class A Stock and 18.5% of the total outstanding shares of Common Stock, assuming the conversion of all such shares of Class A Stock into an equal number of shares of Common Stock.

The holders of Common Stock are entitled to elect one-fourth of the members of the Company’s Board of Directors, rounded up to the nearest whole number. The holders of Class A Stock are entitled to elect the remaining directors. With respect to all matters other than the election of directors or any matters for which class voting is required by law, the holders of Common Stock and the holders of Class A Stock vote together as a single class, with the holders of Common Stock entitled to one vote per share of Common Stock and the holders of Class A Stock entitled to ten votes per share of Class A Stock.

Based on the relative voting rights of the Class A Stock and Common Stock, the Reporting Persons have or share 52.0% of the total outstanding voting power of the common equity of the Company. The stock ownership and the sole and shared voting and dispositive power of each Reporting Person is as follows:

Reporting Person	Sole Voting and Dispositive Power of Class A Stock	Shared Voting and Dispositive Power of Class A Stock	Total Percent of Class A Stock	Sole Voting and Dispositive Power of Common Stock	Shared Voting and Dispositive Power of Common Stock	Total Percent of Common Stock(5)	Voting Power of Common Equity(6)
Jasper B. Sanfilippo(1)(7)	152,916	—	5.9%	10,000	—	2.0%	4.5%

Marian R. Sanfilippo(3)	8,152	181,707	7.3%	—	—	2.3%	5.6%

Jeffrey T. Sanfilippo(2)(3)(7)	10,000	44,044	2.1%	17,500	18,832	1.1%	1.7%

Jasper B. Sanfilippo, Jr.(3)(4)(7)	—	1,434,806	55.2%	17,500	—	15.2%	42.1%

John E. Sanfilippo(2)(3)	28,152	44,044	2.8%	—	18,832	1.1%	2.2%

James J. Sanfilippo(4)	2,338	1,385,231	53.4%	—	—	14.6%	40.7%

Lisa A. Sanfilippo(3) (7)	—	44,044	1.7%	2,500	—	0.6%	1.3%

Reporting Person	Sole Voting and Dispositive Power of Class A Stock	Shared Voting and Dispositive Power of Class A Stock	Total Percent of Class A Stock	Sole Voting and Dispositive Power of Common Stock	Shared Voting and Dispositive Power of Common Stock	Total Percent of Common Stock(5)	Voting Power of Common Equity(6)
Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999(4)	1,385,231	—	53.3%	—	—	14.6%	40.7%

Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991(1)	32,609	—	1.3%	—	—	0.4%	1.0%

Lisa Ann Sanfilippo Trust, dated October 4, 1991(1)	32,609	—	1.3%	—	—	0.4%	1.0%

Jeffrey T. Sanfilippo Trust, dated October 4, 1991(1)	32,609	—	1.3%	—	—	0.4%	1.0%

John E. Sanfilippo Trust, dated October 2, 1991(1)	32,609	—	1.3%	—	—	0.4%	1.0%

Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006(3)	44,044	—	1.7%	—	—	0.5%	1.3%

Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006(3)	49,575	—	1.9%	—	—	0.6%	1.5%

John E. Sanfilippo Irrevocable Trust, dated October 6, 2006(3)	44,044	—	1.7%	—	—	0.5%	1.3%

Lisa A. Evon Irrevocable Trust, dated October 6, 2006(3)	44,044	—	1.7%	—	—	0.5%	1.3%

Sanfilippo Family Education Trust, dated October 17, 1997 (2)	—	—	—	18,832	—	0.2%	0.1%

Total Group of Reporting Persons(1)(2)(3)(4)(7)	1,768,496	1,768,496	68.0%	66,332	18,832	18.5%	52.0%

(1)	Jasper B. Sanfilippo is the sole Trustee of the (a) Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991, (b) Lisa Ann Sanfilippo Trust, dated October 4, 1991, (c) Jeffrey T. Sanfilippo Trust, dated October 4, 1991 and (d) John E. Sanfilippo Trust, dated October 2, 1991. In his capacity as Trustee, Jasper B. Sanfilippo has the sole voting and dispositive power over the 32,609 shares of Class A Stock held in each aforementioned trust.
(2)	Jeffrey T. Sanfilippo and John E. Sanfilippo are the Co-trustees of the Sanfilippo Family Education Trust, dated October 17, 1997. In their capacity as Co-trustees, Jeffrey T. Sanfilippo and John E. Sanfilippo share voting and dispositive power over the 18,832 shares of Common Stock held in the Sanfilippo Family Education Trust, dated October 17, 1997.

(3)	As Co-trustees of certain trusts, Marian R. Sanfilippo and certain of her children share the voting and dispositive power over shares of Class A Stock held in the trusts, as follows: (a) Marian R. Sanfilippo and Jeffrey T. Sanfilippo share voting and dispositive power over 44,044 shares of Class A Stock as Co-trustees of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006, (b) Marian R. Sanfilippo and Jasper B. Sanfilippo, Jr. share voting and dispositive power over 49,575 shares of Class A Stock as Co-trustees of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006, (c) Marian R. Sanfilippo and John E. Sanfilippo share voting and dispositive power over 44,044 shares of Class A Stock as Co-Trustees of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006 and (d) Marian R. Sanfilippo and Lisa A. Sanfilippo share voting and dispositive power over 44,044 shares of Class A Stock as Co-trustees of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006.
(4)	Jasper B. Sanfilippo, Jr. and James J. Sanfilippo are the Co-trustees of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999. In their capacity as Co-trustees of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999, Jasper B. Sanfilippo, Jr. and James J. Sanfilippo share voting and dispositive power over the 1,385,231 shares of Class A Stock held in the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999.
(5)	The percentage of Common Stock beneficially owned by each Reporting Person assumes the conversion of all shares of Class A Stock held by such Reporting Person into an equal number of shares of Common Stock.
(6)	The percentage of voting power of the common equity beneficially owned by each Reporting Person assumes no conversion of Class A Stock into Common Stock and is calculated based on voting power of ten votes per share of Class A Stock.
(7)	Jasper B. Sanfilippo has 3,000 shares of Common Stock and 7,000 restricted stock units that are convertible into 7,000 shares of Common Stock on or within 60 days of April 26, 2012. Jeffrey T. Sanfilippo has 3,000 shares of Common Stock, 11,000 restricted stock units that are convertible into 11,000 shares of Common Stock on or within 60 days of April 26, 2012 and 3,500 options to purchase Common Stock on or within 60 days of April 26, 2012. Jasper B. Sanfilippo, Jr. has 3,000 shares of Common Stock, 11,000 restricted stock units that are convertible into 11,000 shares of Common Stock on or within 60 days of April 26, 2012 and 3,500 options to purchase Common Stock on or within 60 days of April 26, 2012. Lisa A. Sanfilippo has options to purchase 2,500 shares of Common Stock on or within 60 days of April 26, 2012.

(c)	The following Reporting Persons have entered into the following transactions in Common Stock and Class A Stock, respectively, in the last 60 days as a result of the transactions described in Item 3 above:

Reporting Person	Shares of Common Stock Sold	Dates Sold	Average Price Per Share(1)	Method of Transaction
Jasper B. Sanfilippo	22,480	3/2, 3/5/2012	$10.78	Open Market

Marian R. Sanfilippo	8,152	3/5-3/7/2012	$10.79	Open Market

Jeffrey T. Sanfilippo	10,000	2/21/2012	$10.80	Open Market

John E. Sanfilippo	28,152	2/21-2/23, 2/28, 3/1-3/2/2012	$10.77	Open Market

Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006	5,531	2/21/2012	$10.80	Open Market

(1)	The highest price of Common Stock sold by any of the Reporting Persons above under this Item 5(c) is $11.14.

Reporting Person	Shares of Class A Stock Purchased (Sold)	Dates Purchased/Sold	Price Per Share	Method of Transaction
Jasper B. Sanfilippo	22,480	3/26/2012	$11.14	Private Sale

Marian R. Sanfilippo	8,152	3/26/2012	$11.14	Private Sale

Jeffrey T. Sanfilippo	10,000	3/26/2012	$11.14	Private Sale

John E. Sanfilippo	28,152	3/26/2012	$11.14	Private Sale

Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006	5,531	3/26/2012	$11.14	Private Sale

James J. Sanfilippo	(74,315)	3/26/2012	$11.14	Private Sale

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons listed in Item 2 above are filing this Amendment No. 4 to reflect a contract that was entered into by and among certain of them on February 6, 2012, as further described above under Item 3.

(1) Pursuant to the Restated Certificate of Incorporation of John B. Sanfilippo & Son, Inc. (the “Restated Certificate”), among other things:

(i)	So long as there is Class A Stock outstanding, holders of Common Stock and Class A Stock will vote together as one class with respect to all matters to be voted on by JBSS’s stockholders, except (a) as required by law; (b) in connection with the election of any directors or class of directors elected by any series or class of preferred stock; or (c) the holders of Common Stock and any class or series of preferred stock granted the right to so vote, voting together as a separate class and excluding the holders of Class A Stock, are entitled to elect a number (rounded to the highest whole number in the case of a fraction) of directors equal to one-fourth (1/4) of the total number of directors constituting the entire Board of Directors while the holders of Class A Stock are entitled to elect the rest of the directors;

(ii)	Each record holder of Class A Stock is entitled at any time to convert any or all of the shares of such Class A Stock into an equal number of shares of Common Stock;

(iii)	Upon the sale, assignment, pledge or other transfer of any shares or any interest in shares of Class A Stock, other than a “Permitted Transfer” as described in Part 4(b) of Subdivision II of the Restated Certificate, all such transferred shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock; and

(iv)	All outstanding shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock upon the date on which the number of outstanding shares of Class A Stock constitutes less than 12.5% of the total number of outstanding shares of Common Equity (as defined in the Restated Certificate).

(2) Jasper B. Sanfilippo, a member of the Board of Directors of the Company, is the Trustee of four trusts. As the sole Trustee of these trusts, Mr. Sanfilippo has the authority to vote, or to direct the vote of, and to dispose, or to direct the disposition of, the 130,436 shares of Class A Stock held in the aggregate by the trusts. The following table more specifically describes each trust by identifying the name of the trust, the grantor and the beneficiary of the trust (which, with respect to a particular trust, are the same person), and the number of shares of Class A Stock held by each trust. Mr. Sanfilippo is the father of the beneficiary under each trust.

Trust	Grantor and Beneficiary	Number of Shares
Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991	Jasper B. Sanfilippo, Jr.	32,609

Lisa Ann Sanfilippo Trust, dated October 4, 1991	Lisa A. Sanfilippo	32,609

Jeffrey T. Sanfilippo Trust, dated October 4, 1991	Jeffrey T. Sanfilippo	32,609

John E. Sanfilippo Trust, dated October 2, 1991	John E. Sanfilippo	32,609

The beneficiary under each trust is paid the income of the trust, including that derived from shares of Class A Stock, and so much of the principal of the trust, including shares of Class A Stock, as Mr. Sanfilippo, as Trustee, determines to be required or advisable based upon certain criteria. The beneficiary under each trust has the right to receive the shares of JBSS held in trust under certain circumstances as provided in the respective trust agreements. Currently, the percentage of the shares of Class A Stock of JBSS held in trust for the respective beneficiaries does not exceed five percent of the total number of outstanding shares of Common Stock, assuming conversion of Class A Stock held in trust into an equal number of shares of Common Stock.

(3) The following table more specifically describes the trusts for which Marian R. Sanfilippo is a Co-trustee along with her children, by identifying the name of the trust, the Trustees of the trust, the grantor of the trust, the beneficiary of the trust and the number of shares of Class A Stock held by each trust. The Trustees of each trust have the authority to vote, or to direct the vote of, and to dispose, or to direct the disposition of, the 44,044 shares of Class A Stock held individually by each trust, with the exception of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006, which holds 49,575 shares of Class A Stock. Marian R. Sanfilippo is the mother of the beneficiary under each trust.

Trust	Trustees	Grantor	Beneficiary	Number of Shares
Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006	Jeffrey T. Sanfilippo and Marian R. Sanfilippo	Jasper B. Sanfilippo	Jeffrey T. Sanfilippo	44,044

Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006	Jasper B. Sanfilippo, Jr. and Marian R. Sanfilippo	Jasper B. Sanfilippo	Jasper B. Sanfilippo, Jr.	49,575

John E. Sanfilippo Irrevocable Trust, dated October 6, 2006	John E. Sanfilippo and Marian R. Sanfilippo	Jasper B. Sanfilippo	John E. Sanfilippo	44,044

Lisa A. Evon Irrevocable Trust, dated October 6, 2006	Lisa A. Sanfilippo and Marian R. Sanfilippo	Jasper B. Sanfilippo	Lisa A. Sanfilippo	44,044

The beneficiary under each trust is paid the income of the trust, including that derived from shares of Class A Stock, and so much of the principal of the trust, including shares of Class A Stock, as the Trustees determine to be required or advisable based upon certain criteria. The beneficiary under each trust has the right to receive the shares of JBSS held in trust under certain circumstances as provided in the respective trust agreements. Currently, the percentage of the shares of Class A Stock of JBSS held in trust for the respective beneficiaries does not exceed five percent of the total number of outstanding shares of Common Stock, assuming conversion of Class A Stock held in trust into an equal number of shares of Common Stock.

(4) The following table more specifically describes the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999, by identifying the name of the trust, the Trustees of the trust, the grantor of the trust, the beneficiaries of the trust and the number of shares of Class A Stock held by the trust. The Trustees of the trust, Jasper B. Sanfilippo, Jr. and James J. Sanfilippo, have the authority to vote, or to direct the vote of, and to dispose, or to direct the disposition of, the 1,385,231 shares of Class A Stock held by the trust.

Trust	Trustees	Grantor	Beneficiaries	Number of Shares
Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999	Jasper B. Sanfilippo, Jr. and James J. Sanfilippo	Marian R. Sanfilippo	All descendants of Marian R. Sanfilippo who shall be living from time to time during the period of the trust	1,385,231

During the lifetime of the Grantor of the trust (Marian R. Sanfilippo), the beneficiaries under the trust may be paid the income of the trust, including that derived from shares of Class A Stock, as the Trustees determine to be required or advisable based upon certain criteria. The beneficiaries under the trust have the right to receive the shares of JBSS held in trust under certain circumstances as provided in the trust agreement. Currently, the percentage of the shares of Class A Stock of JBSS held in trust for the respective beneficiaries exceeds five percent of the total number of outstanding shares of Common Stock, assuming conversion of Class A Stock held in trust into an equal number of shares of Common Stock.

(5) The Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999, entered into a Commercial Security Agreement with Old Second National Bank on January 13, 2012 (the “Security Agreement”). Pursuant to the Security Agreement, Jasper B. Sanfilippo, Jr. and James J. Sanfilippo pledged as security 500,000 of the 1,385,231 shares of Class A Stock contained in the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999, that they both beneficially own as Co-trustees.

If the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999 (or Jasper B. Sanfilippo, Jr. and/or James J. Sanfilippo as Co-trustees) defaults on any of its obligations under the Security Agreement or the related loan documents pursuant to which it has pledged its shares, the other parties to the agreements may have the right to foreclose upon and sell the pledged shares.

The Reporting Persons may pledge additional shares in the future.

(6) The Reporting Persons have an oral understanding with Michael J. Valentine and Mathias A. Valentine, beneficial owners of 828,930 shares of Class A Stock (the “Valentine Group”), not to cumulate their votes for the election of Class A Directors and to vote in a reciprocal fashion for each of the other’s nominated Class A Directors.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2012

JASPER B. SANFILIPPO

By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Individually, and as Trustee of the Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991, the Lisa Ann Sanfilippo Trust, dated October 4, 1991, the Jeffrey T. Sanfilippo Trust, dated October 4, 1991 and the John E. Sanfilippo Trust, dated October 2, 1991

MARIAN R. SANFILIPPO

By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Individually, and as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006, the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006, the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006 and the Lisa A. Evon Irrevocable Trust, dated October 6, 2006

JEFFREY T. SANFILIPPO

By:	/s/ JEFFREY T. SANFILIPPO
Jeffrey T. Sanfilippo, Individually, as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997 and as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006

JOHN E. SANFILIPPO

By:	/s/ JOHN E. SANFILIPPO
John E. Sanfilippo, Individually and as Co-trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006

JASPER B. SANFILIPPO, JR.

By:	/s/ JASPER B. SANFILIPPO, JR.
Jasper B. Sanfilippo, Jr., Individually, as Co-trustee of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 and as Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999

JAMES J. SANFILIPPO

By:	/s/ JAMES J. SANFILIPPO
James J. Sanfilippo, Individually and as Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999

LISA A. SANFILIPPO

By:	/s/ LISA A. SANFILIPPO
Lisa A. Sanfilippo, Individually and as Co-trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006

SANFILIPPO FAMILY 1999 GENERATION-SKIPPING TRUST AGREEMENT, DATED DECEMBER 31, 1999

By:	/s/ Jasper B. Sanfilippo, Jr.
Jasper B. Sanfilippo, Jr., Co-trustee

JASPER B. SANFILIPPO, JR. TRUST, DATED SEPTEMBER 23, 1991

By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

LISA ANN SANFILIPPO TRUST, DATED OCTOBER 4, 1991

By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JEFFREY T. SANFILIPPO TRUST, DATED OCTOBER 4, 1991

By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JOHN E. SANFILIPPO TRUST, DATED OCTOBER 2, 1991

By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JEFFREY T. SANFILIPPO IRREVOCABLE TRUST, DATED OCTOBER 6, 2006

By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Co-trustee

JASPER B. SANFILIPPO, JR. IRREVOCABLE TRUST, DATED OCTOBER 6, 2006

By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Co-trustee

JOHN E. SANFILIPPO IRREVOCABLE TRUST, DATED OCTOBER 6, 2006

By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Co-trustee

LISA A. EVON IRREVOCABLE TRUST, DATED OCTOBER 6, 2006

By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Co-trustee

SANFILIPPO FAMILY EDUCATION TRUST, DATED OCTOBER 17, 1997

By:	/s/ JEFFREY T. SANFILIPPO
Jeffrey T. Sanfilippo, Co-trustee

Exhibit 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the amendment to Schedule 13D filed on or about this date, and any subsequent amendments thereto, with respect to the beneficial ownership of the undersigned of shares of Common Stock and Class A Stock of John B. Sanfilippo & Son, Inc., is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 26, 2012

JASPER B. SANFILIPPO

By:	/s/ JASPER B. SANFILIPPO

Jasper B. Sanfilippo, Individually, and as Trustee of the Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991, the Lisa Ann Sanfilippo Trust, dated October 4, 1991, the Jeffrey T. Sanfilippo Trust, dated October 4, 1991 and the John E. Sanfilippo Trust, dated October 2, 1991

MARIAN R. SANFILIPPO

By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Individually, and as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006, the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006, the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006 and the Lisa A. Evon Irrevocable Trust, dated October 6, 2006

JEFFREY T. SANFILIPPO

By:	/s/ JEFFREY T. SANFILIPPO
Jeffrey T. Sanfilippo, Individually, as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997 and as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006

JOHN E. SANFILIPPO

By:	/s/ JOHN E. SANFILIPPO
John E. Sanfilippo, Individually and as Co-trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006

JASPER B. SANFILIPPO, JR.

By:	/s/ JASPER B. SANFILIPPO, JR.
Jasper B. Sanfilippo, Jr. Individually, as Co-trustee of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 and as Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999

JAMES J. SANFILIPPO

By:	/s/ JAMES J. SANFILIPPO
James J. Sanfilippo, Individually and as Co-trustee of the Sanfilippo Family 1999 Generation-Skipping Trust Agreement, dated December 31, 1999

LISA A. SANFILIPPO

By:	/s/ LISA A. SANFILIPPO
Lisa A. Sanfilippo, Individually and as Co-trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006

SANFILIPPO FAMILY 1999 GENERATION-SKIPPING TRUST AGREEMENT, DATED DECEMBER 31, 1999

By:	/s/ JASPER B. SANFILIPPO, JR.
Jasper B. Sanfilippo, Jr., Co-trustee

JASPER B. SANFILIPPO, JR. TRUST, DATED SEPTEMBER 23, 1991

By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

LISA ANN SANFILIPPO TRUST, DATED OCTOBER 4, 1991

By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JEFFREY T. SANFILIPPO TRUST, DATED OCTOBER 4, 1991

By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JOHN E. SANFILIPPO TRUST, DATED OCTOBER 2, 1991

By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JEFFREY T. SANFILIPPO IRREVOCABLE TRUST, DATED OCTOBER 6, 2006

By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Co-trustee

JASPER B. SANFILIPPO, JR. IRREVOCABLE TRUST, DATED OCTOBER 6, 2006

By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Co-trustee

JOHN E. SANFILIPPO IRREVOCABLE TRUST, DATED OCTOBER 6, 2006

By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Co-trustee

LISA A. EVON IRREVOCABLE TRUST, DATED OCTOBER 6, 2006

By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Co-trustee

SANFILIPPO FAMILY EDUCATION TRUST, DATED OCTOBER 17, 1997

By:	/s/ JEFFREY T. SANFILIPPO
Jeffrey T. Sanfilippo, Co-trustee